SANDVIK

Attending to this matter, tel. direct line, fax direct line	Our date	Our reference
KF/Gunnar Båtelsson, +46 26 26 10 20	2005-10-19	
	Your date	Your reference

05012161

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

RECEIVED
2005 OCT 31 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release Sandvik and Lonmin signs Unique Collaboration Partnership dated 18 October 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

dlw 10/31

SEC-brev 050509 Report 1st q 2005

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN	Reg.No 556000-3468 VAT No. SE663000060901		

Cusip number 800212201

SANDVIK

Press Release

Sandvik and Lonmin signs Unique Collaboration Partnership

Sandvik Mining and Construction and Lonmin Plc are pleased to announce that they have signed a Memorandum of Understanding to create a long-term unique collaboration partnership to achieve their shared ideal of continuous mechanised mining in Platinum.

Lonmin is committed to zero harm to its workforce and to reducing the levels of arduous work while increasing productivity and controlling costs. Lonmin has targeted achieving 50% of underground ore production by mechanised means by 2010 and is committed to developing the necessary skills among its employee base and the communities around its mines to achieve this goal. Sandvik has committed to work with Lonmin to achieve this outcome through the supply and development of suitable mechanised mining equipment at competitive prices and the supply of services to enhance the productivity and cost effectiveness of this equipment. As part of this commitment Sandvik has agreed to develop its service capability in the Rustenburg/Marikana area to create employment opportunities and to explore manufacturing opportunities in the Rustenburg/Marikana area.

Lonmin and Sandvik have agreed to develop joint education initiatives and joint operational and technical training facilities including a "Centre of Mechanisation" in the Rustenburg/Marikana area in South Africa.

Commenting on the partnership, Alistair Ross, Lonmin's President, Platinum Operations said:

"I am delighted that we have entered into this partnership with Sandvik. We have worked with Sandvik for a number of years developing our mechanised equipment and this partnership cements our relationship for the future to allow Lonmin to achieve its goal of 50% mechanisation by 2010. This partnership is also a commitment to work together to create job opportunities in the communities around our mines in Marikana through the development of Sandvik's local service capacity and joint educational initiatives to train and develop the mechanised Miners of the future."

Commenting on the partnership, Lars Josefsson, President of Sandvik Mining and Construction said:

"The signing of this agreement marks the culmination of several years of co-operation between Lonmin and Sandvik Mining and Contruction to develop this special and unique business relationship.The establishment and development of the relationship was primarily driven by the desire of the partners to create world-class mining operations that would satisfy the goals of both Lonmin and Sandvik. This relationship illustrates our willingness to work with mining companies who share our entrepreneurial, innovative and progressive culture. It is also an excellent example of the way we work with key customers and selected partners who support our vision of developing a safer and more productive mining environment. Our strategy to develop and offer custom-made mining solutions and cutting edge technology has made it possible to work with clients like Lonmin towards shared goals."

Sandviken, 18 October 2005

Sandvik AB; (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB *Group Communications* SE-811 81 SANDVIKEN	Reg.No *556000-3468* VAT No. SE663000060901		

For further information contact:
Lars Josefsson President, Sandvik Mining and Construction, +46 26 265151,
Alex Shorland-Ball, Vice President, Investor Relations & Communications, +44 20 7201 6060

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas - tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 16,600 M, with about 9,600 employees.

Lonmin is the third largest primary producer of Platinum in the world, producing over 900,000 ounces of Platinum and a similar number of ounces of the other Platinum group metals such as Palladium and Rhodium. Lonmin´s operations are located in the district of Marikana, near Rustenberg, in the North West Province of South Africa

Lonmin's aim is to create value by the discovery, acquisition, development and marketing of minerals and metals.